Agreement


This Agreement is entered into as of December 30, 1998, by and between Brian Bonar and Imaging Technologies Corporation ("ITEC").

ITEC is indebted to Brian Bonar in the amount of $80,000 for accrued vacation, commissions and other liabilities at December 30, 1998.

In accordance with this Agreement, Brian Bonar agrees to convert the full amount of Eighty Thousand Dollars ($80,000) into One Hundred Sixty Thousand (160,000) shares of ITEC Common Stock. These shares shall be made part of the next registration statement to be filed by ITEC, which the Company expects to file by March 31, 1999.



Brian Bonar

/s/ Brian Bonar
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Brian Bonar


Imaging Technologies Corporation

/s/ Christopher McKee
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Christopher McKee
Vice President, Operations and Finance


/s/ Gerry B. Berg
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Gerry B. Berg
Senior Vice President